June 5, 2007

Stephen Krikorian, Accounting Branch Chief
Charles White, Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:       Gottaplay Interactive, Inc.
Form 10-KSB/A for the Fiscal Year Ended September 30, 2006
SEC File No. 000-50806

Gentlemen:

This letter is in connection with responding to your comments and to assert the following:

Gottaplay Interactive, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Gottaplay Interactive, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information we provided to the staff of the Division of Corporation Finance during your review of our filing and in our response to your comments on our filing.

If you have any further questions or comments, please do not hesitate to call M. Carroll Benton, Chief Financial Officer (253-310-5455) or myself.

Respectfully submitted,

/s/ John P. Gorst
John P. Gorst, Chief Executive Officer

Cc:      M. Carroll Benton, Chief Financial Officer
           Lake and Associates, Certified Public Accountants